Exhibit 77.C

Matters Submitted to a Vote of Security Holders

During the period the following matters received consent of The DLB Fund Group's (the "Trust") majority shareholder, Massachusetts Mutual Life Insurance Company ("MassMutual" or the "Majority Shareholder") following dissemination to all shareholders of record an information statement describing each proposal.

Information Statement dated June 2, 2004: distributed in connection with a written consent of the Majority Shareholder obtained on or about June 23, 2004. At the record date, June 1, 2004, the Majority Shareholder owned 61,540,185.149 shares of the Trust, or 85.23% of the outstanding shares of the Trust. The Majority Shareholder approved the election of two Trustees as Trustees of the Trust, each to hold office until his or her death, resignation or removal, or, if sooner, until the next meeting of Shareholders called for the purpose of electing Trustees and until the election and qualification of such successor. The two nominees for election as Trustees were Nabil N. El-Hage and Maria D. Furman. Mr. El-Hage was at the time a Trustee of the Trust. The remaining Trustees, Kevin M. McClintock, Richard A. Nenneman and Steven A. Kandarian, were previously elected by the shareholders of the Trust, and continued to serve as Trustees after the Majority Shareholder's consent.


Information Statement dated October 8, 2004: distributed in connection with actions to be taken by written consent of the Majority Shareholder of each of the Funds ("Funds") of The DLB Fund Group (the "Trust") on or about October 29, 2004. At the record date, October 4, 2004, the Majority Shareholder owned 58,464,762.659 shares of the Trust, or 84.11% of the outstanding shares of the Trust. The proposals to which the Majority Shareholder consented are detailed below, and pertained to a reorganization of the Trust to be effective November 1, 2004 that would, among other matters, merge certain funds of MassMutual Institutional Funds into the Trust, appoint Massachusetts Mutual Life Insurance Company ("MassMutual" as adviser to the Trust, and Babson Capital Management LLC ("Babson") as sub-adviser to the Trust (the "Reorganization").

Proposal 1: Election of Trustees - The Majority Shareholder approved the election of three Trustees proposed to be elected as Trustees of the Trust, each to hold office until his or her death, resignation or removal, or, if sooner, until the next meeting of Shareholders called for the purpose of electing Trustees and until the election and qualification of such successor. The Nominees for election as Independent Trustees were Ronald J. Abdow and Corine T. Norgaard. The Nominee for election as an Interested Trustee was Susan A. Alfano. The remaining Trustees, Maria D. Furman, Nabil N. El-Hage, Kevin M. McClintock, Richard A. Nenneman and. Steven A. Kandarian, have previously been elected by the shareholders of the Trust and continued to serve as Trustees after the Majority Shareholder's consent.

Proposals 2 and 3: Approval of Management Agreements and Sub-Advisers Agreements- - The Majority Shareholder approved the investment management agreements between MassMutual and the Trust with respect to MassMutual's appointment as investment adviser to the Trust effective November 1, 2004, as well as the sub-advisory agreements between MassMutual and Babson for the provision by Babson of day-to-day portfolio management services for certain Funds of the Trust, subject to the supervision of MassMutual.

Proposal 4: Changing Fundamental Investment Restrictions of the Fixed Income Fund - The Majority Shareholder approved the following changes to the DLB Fixed Income Fund's fundamental investment restrictions.

Restrictions with respect to borrowing money: The Trust may not, on behalf of the DLB Fixed Income Fund:

"Borrow money in excess of 33% of the value (taken at the lower of cost or current value) of the Fund's total assets (not including the amount borrowed) at the time the borrowing is made, and then only from banks for temporary, extraordinary or emergency purposes, except that the Fund may borrow through reverse repurchase agreements or dollar rolls up to 33% of the value of the Fund's total assets. Such borrowings (other than borrowings relating to reverse repurchase agreements and dollar rolls) will be repaid before any investments are purchased."

Restrictions with respect to purchasing commodities or commodity contracts: The Trust may not, on behalf of the DLB Fixed Income Fund:

"Purchase or sell commodities or commodity contracts, including futures contracts, except that the DLB Fixed Income Fund may purchase and sell futures contracts, options (including options on commodities and commodity contracts) and other financial instruments and may enter into foreign exchange transactions."